Exhibit 99.1

China New Borun Announces Resignation of Chief Financial Officer

Beijing, China, July 13, 2018 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”) today announced that Mr. Yuanqin Chen, the company’s Chief Financial Officer, has resigned to accept a position with another company, effective as of July 13, 2018. Mr. Chen confirmed that his resignation did not result from a disagreement with the Company on any matter relating to its financial policies or practices, including its internal controls or audit related matters.

The Company’s board of directors is proactively seeking Mr. Chen’s replacement. Meanwhile, the Company also announced that Ms. Jijuan Wang will act as Chief Financial Officer in the interim. Ms. Wang, who joined Borun since 2010, is now the finance manager of the Company, with more than 12 years’ experience in finance and accounting, strategic financial planning and budgeting.

About China New Borun Corporation

The Company is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Chief Executive Officer

Jinmiao Wang

Phone: +86-536-545 1199 (China)

Email: Jinmiao.wang@chinanewborun.com